UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-40851
CUSIP NUMBER L7756P 102

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Procaps Group, S.A.
Full Name of Registrant

Former Name if Applicable

9 rue de Bitbourg, L-1273
Address of Principal Executive Office (Street and Number)

Luxembourg, Grand Duchy of Luxembourg, R.C.S. Luxembourg: B253360
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Procaps Group, S.A. (the “Company”) has determined that it is unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “Form 20-F”) within the prescribed time period without unreasonable effort and expense because additional time is necessary to prepare and complete the Company’s review of its financial statements for the year ended December 31, 2023, in order for the Company to file its annual report on Form 20-F, including with respect to an ongoing internal investigation initiated by the Company’s Audit Committee with the assistance of external advisors into matters involving the Company’s historical accounting treatment and associated financial statement disclosure related to a 2012 loan in the amount of $2.5 million that involved related parties. The Company is working diligently to complete the review of its financial statements and the aforementioned internal investigation in order to file its Form 20-F as soon as practicable within the fifteen-day grace period provided by Rule 12b-25 under the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification

Melissa Angelini	305	308-8434
(Name)	(Area Code)	(Telephone Number)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

		☒ Yes ☐ No

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

		☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has made preliminary determinations of certain results of operations. Revenue for the year ended December 31, 2023, is currently expected to be between approximately $425 and $433 million, compared to $409.9 million for the year ended December 31, 2022, with the difference primarily due to an increase in sales. Income for the year ended December 31, 2023, is currently expected to be between approximately $50 and $55 million, compared to income of $42.5 million for the year ended December 31, 2022, with the difference primarily due to the accounting treatment for non-cash shares and warrants held in escrow and an increase in non-recurring income.

Because the Company has not yet completed the preparation and review of its financial statements and because of the forward-looking nature of the estimated Adjusted EBITDA presented below, the Company does not have specific quantifications of the amounts that would be required to provide a reconciliation of income, the most directly comparable financial measure calculated and presented in accordance with IFRS to Adjusted EBITDA for the year ended December 31, 2023. The Company believes there is a degree of variability with respect to certain of the IFRS measures and certain adjustments made to arrive at the relevant non-IFRS measure that precludes the Company from providing an accurate preliminary estimate of an IFRS to non-IFRS reconciliation without unreasonable effort or expense. With reference to the foregoing and the below disclosures regarding the use of non-IFRS measures, the Company currently expects Adjusted EBITDA for the year ended December 31, 2023 to present single-digit growth in comparison with Adjusted EBITDA for the year ended December 31, 2022.

The unaudited financial information set out above is preliminary and subject to potential adjustments, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-IFRS Financial Measures

The Company’s management uses and discloses Adjusted EBITDA and other measures which represent “non-IFRS” financial information to assess its operating performance across periods and for business planning purposes. The Company’s management believes the presentation of these non-IFRS financial measures is useful to investors as it provides additional information to facilitate comparisons of historical operating results, identify trends in our underlying operating results and provide additional insight and transparency on how we evaluate our business. These non-IFRS measures are not meant to be considered in isolation or as a substitute for financial information presented in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and should be viewed as supplemental and in addition to our financial information presented in accordance with IFRS.

The Company’s management defines EBITDA as profit (loss) for the period before interest expense, net, income tax expense and depreciation and amortization. The Company’s management defines Adjusted EBITDA as EBITDA further adjusted to exclude certain isolated costs incurred as a result of the COVID-19 pandemic, certain transaction costs incurred in connection with the business combination (“Business Combination”) with Union Acquisition Corp. II, certain listing expenses incurred in connection with the Business Combination, certain costs related to business transformation initiatives, certain foreign currency translation adjustments and certain other finance costs, and other nonrecurring nonoperational or unordinary items as the Company may deem appropriate from time to time. We also report Adjusted EBITDA as a percentage of net revenue as an additional measure so investors may evaluate our Adjusted EBITDA margins. Neither EBITDA or Adjusted EBITDA are presented in accordance with generally accepted accounting principles or IFRS and are non-IFRS financial measures.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, the Company’s expectations as to the outcome of its preparation and review of its financial statements and preliminary determinations of certain financial results.

These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, the discovery of additional information relevant to the review of the Company’s financial statements; the conclusions of management (and the timing of the conclusions) concerning matters relating to the Company’s financial statements; the timing of the review by, and the conclusions of, the Company’s independent registered public accounting firm regarding the Company’s financial statements; the possibility that errors may be identified; and the risk that the completion and filing of the Form 20-F will take longer than expected. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

Procaps Group, S.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 1, 2024	By	/s/ José Antonio Toledo Vieira
		Name:	José Antonio Toledo Vieira
		Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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